SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                               SCHEDULE 13D/A


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                            GOLDEN TELECOM, INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 38122G107
         ---------------------------------------------------------
                               (CUSIP Number)

                              NAOMI KOBAYASHI
               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS
                         PRIVATE EQUITY FUND, L.P.
                      C/O CAPITAL INTERNATIONAL, INC.
                        11100 SANTA MONICA BOULEVARD
                                 15TH FLOOR
                       LOS ANGELES, CALIFORNIA 90025
                               (310) 996-6000
-----------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               APRIL 2, 2001
         ---------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  38122G107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS PRIVATE EQUITY FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               NONE

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           16,734,928

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             428,600

                10  SHARED DISPOSITIVE POWER

                        1,250,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,678,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.86%

14  TYPE OF REPORTING PERSON*

        PN

CUSIP No.  38122G107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAPITAL INTERNATIONAL INVESTMENTS, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               NONE

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           16,734,928

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             428,600

                10  SHARED DISPOSITIVE POWER

                        1,250,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,678,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.86%

14  TYPE OF REPORTING PERSON*

        OO - LIMITED LIABILITY COMPANY

CUSIP No.  38122G107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAPITAL INTERNATIONAL, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               NONE

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           16,734,928

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             428,600

                10  SHARED DISPOSITIVE POWER

                        1,250,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,678,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.86%

14  TYPE OF REPORTING PERSON*

        CO;IA

CUSIP No.  38122G107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAPITAL GROUP INTERNATIONAL, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               NONE

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           16,734,928

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             428,600

                10  SHARED DISPOSITIVE POWER

                        1,250,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,678,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.86%

14  TYPE OF REPORTING PERSON*

        HC;CO

INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Schedule 13D originally filed on December 27, 1999 by Capital International Global Emerging Markets Private Equity Fund, L.P. ("CIPEF"), Capital International Investments, LLC ("Capital Investments"), Capital International, Inc. ("Capital International") and Capital Group International, Inc. ("CGII" and, together with CIPEF, Capital Investments and Capital International, the "Reporting Parties") with respect to the shares of common stock, par value $.01 per share (the "Common Stock") held by CIPEF in Golden Telecom Inc., a Delaware corporation ("Golden Telecom").

     This statement supersedes in its entirety the Schedule 13G filed by CIPEF and Capital International on February 14, 2000 and the amended
Schedule 13G/A filed by CIPEF and Capital International on February 13,
2001.

     CIPEF, a Delaware limited partnership, is a private investment partnership. Capital Investments, a Delaware limited liability company, is a limited liability company and is the sole general partner of CIPEF. Capital International, a California corporation, is an investment management company and the managing member of Capital Investments. CGII is the sole shareholder of Capital International. CGII, a California corporation, is a holding company for a group of investment management companies.

     The address of the principal office of CIPEF and Capital Investments is 135 South State College Boulevard, Brea, CA 92821. The address of the principal office of Capital International and CGII is 11100 Santa Monica Boulevard, Los Angeles, CA 90025.


Item 4.   Purpose of Transaction
          ----------------------

Item 4 is hereby amended and supplemented by adding the following paragraph after the second paragraph of Item 4:

     The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 4 in its entirety.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended by deleting the entire text therein and replacing it with the following language:

     (a) Due to their relationship with CIPEF (see Item 2), as of the date hereof, Capital International, Capital Investments and CGII may be deemed to beneficially own 1,678,600 shares of Common Stock. Based on an aggregate of 24,479,997 outstanding shares of Common Stock (which is the approximate number of shares reported by Golden Telecom in its Form 10-K for the year ended December 31, 2000 to be outstanding at March 13, 2001), this would represent 6.86% of the outstanding shares of Common Stock. Each of Capital Investments, Capital International and CGII disclaims beneficial ownership of all Common Stock held by CIPEF.

     Due to the Shareholders and Registration Rights Agreement, dated as of December 24, 1999 (the "Existing Shareholders Agreement"), entered into among Golden Telecom, Global TeleSystems, Inc. (formerly known as Global TeleSystems Group, Inc.), a Delaware corporation ("GTS"), and CIPEF (see
Item 6), as of the date hereof, the Reporting Parties may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share beneficial ownership of 15,056,328 shares of Common Stock, representing, as of the date hereof, 61.5% of the issued and outstanding shares of Common Stock, which are owned of record by GTS. Each Reporting Party disclaims beneficial ownership of all shares of Common Stock held by GTS.

     As of the date hereof, CIPEF beneficially owns 1,678,600 shares of Common Stock, representing 6.86% of the outstanding shares of Common Stock.

     Except as set forth herein, to the knowledge of the Reporting Parties, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock.

     (b) The number of shares of Common Stock with respect to which CIPEF
(i) has sole voting power is zero, (ii) shares voting power is 16,734,928,
(iii) has sole dispositive power is 428,600 and (iv) shares dispositive power is 1,250,000. Due to the Existing Shareholders Agreement, (x) CIPEF and GTS may be deemed to share the voting power (as described in Item 6 below) of all of the shares of Common Stock held by them and (y) CIPEF may be deemed to share dispositive power with GTS over the Common Stock it purchased pursuant to the Subscription Agreement dated November 13, 1999 relating to 1,250,000 shares of Common Stock of Golden Telecom acquired by CIPEF. As noted above, CIPEF disclaims ownership of all shares of Common Stock held by GTS. Each of Capital International, Capital Investments and CGII disclaims ownership of all shares beneficially owned by CIPEF.

     GTS, a Delaware corporation, is an independent provider of telecommunications services to businesses, other high usage customers and telecommunications carriers in Europe. The principal executive offices of GTS, Inc. are located at 4121 Wilson Boulevard, 8th Floor, Arlington, VA 22203.

     According to the Schedule 13D filed by GTS on October 14, 1999, as amended by its Schedule 13D/A (Amendment No.1) filed on April 5, 2001, during the five years prior to October 14, 1999 and through the date of such amendment, GTS has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

     (c) The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 5 in its entirety. Except as set forth herein, none of the Reporting Parties or, to the knowledge of the Reporting Parties, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (d) The partners of CIPEF have the right to receive the proceeds from the sale of all of the shares of Common Stock owned of record by CIPEF.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          -------------------------------------------------------------

     Item 6 is hereby amended by deleting the entire text therein and replacing it with the following language:

     On April 2, 2001, GTS entered into a share purchase agreement (the "Share Purchase Agreement"), with each of Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands ("Alfa"), CIPEF, Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS") (Cavendish and First NIS, collectively, referred to as "Barings,") with respect to the conditional sale by GTS of 10,731,707 shares of Common Stock to Alfa for $110,000,000, 487,805 shares of Common Stock to CIPEF for $5,000,000, and 975,610 shares of Common Stock to Barings for $10,000,000.

     The Share Purchase Agreement contemplates that, at the time of the consummation of the sale and purchase contemplated by the Share Purchase Agreement (the "Closing"), Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), CIPEF and Barings (the "Stock Option Parties") will enter into separate stock option agreements with GTS (the "Stock Option Agreements"), which will give the Stock Option Parties (or their designees) an option to purchase, during the 60-day period after Closing, up to the following number of shares, allocated as follows: Alfa Telecom - 2,000,000 shares of Common Stock, CIPEF 90,909 shares of Common Stock, and Barings - 181,818 shares of Common Stock. The purchase price for these shares will be $11.00 per share in cash. During this 60-day period, GTS will agree not to sell such shares to any other party.

     In addition, if certain conditions are met, the exercise period for the options under each of the Stock Option Agreements would be extended to cover the twelve-month period after the Closing. During this extended period, each Stock Option Party would continue to have the option to purchase shares of Common Stock allocated to it in respect of which it has not yet exercised an option, at a purchase price per share equal to the greater of (i) $11.00 or (ii) 120% of the average closing price of the Common Stock on The Nasdaq National Market during the 60-trading day period preceding the date of delivery of the related option exercise notice (the "Revised Exercise Price"). In addition, if the exercise period is extended as described above, and GTS proposes to sell its remaining shares of Common Stock to a third party at any time during such period (but following the original 60-day period), the Stock Option Agreements provide the Stock Option Parties with certain rights of first refusal in respect of the shares GTS proposes to transfer. Pursuant to Alfa Telecom's Stock Option Agreement, for the twelve-month period following the Closing, Alfa Telecom (or its designee) would have the right, upon written notice to GTS (a "Contingent Call Notice"), to require GTS to sell to Alfa Telecom (or its designees) any of the shares of Common Stock that GTS continues to own, at a per share price equal to the Revised Exercise Price.

     The Closing is subject to the conditions set forth in the Share Purchase Agreement, including the expiration (or termination) of any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the filing of GTS's annual report on Form 10-K for the fiscal year ended December 31, 2000 with an unqualified auditor's opinion and customary closing conditions. Copies of the Share Purchase Agreement and the form of CIPEF's Stock Option Agreement with GTS are included as Exhibit 99.3 and Exhibit 99.4 to this statement, respectively, and qualify the disclosure set forth herein in its entirety.

     In connection with entering into the Share Purchase Agreement, GTS and each of the Stock Option Parties entered into a Standstill Agreement with Golden Telecom dated as of March 31, 2001, pursuant to which each of them agreed, among other things, not to (i) engage in "business combinations" with Golden Telecom (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire shares of voting stock of Golden Telecom in excess of specified levels and (iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case for a period of two years following the Closing. In addition, the Standstill Agreement grants to each of the Stock Option Parties and GTS a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the Standstill Agreement. The Standstill Agreement will terminate in the event the Share Purchase Agreement is terminated prior to the consummation of the purchase of shares contemplated thereby. A copy of the Standstill Agreement is included as Exhibit 99.5 to this statement and qualifies the disclosure set forth herein in its entirety.

     On November 13, 1999, CIPEF entered into a Subscription Agreement (included as Exhibit 99.1 to this statement) with Golden Telecom, dated that same date (the "Subscription Agreement"), pursuant to which Golden Telecom issued and sold 1,250,000 shares of Common Stock to CIPEF. Following CIPEF's purchase of shares pursuant to the Subscription Agreement, Golden Telecom, GTS and CIPEF entered into the Existing Shareholders Agreement. The Existing Shareholders Agreement provides that CIPEF may exercise certain registration rights. The Existing Shareholders Agreement also provides that if GTS plans to sell shares of Common Stock to a third party and that sale would result in (x) such third party owning more than one-third plus one share of the outstanding Common Stock and (y) GTS holding less than such amount, then (i) CIPEF may require that a percentage of its shares of Common Stock be included in the sale to the third party or (ii) subject to certain conditions, GTS may require CIPEF to sell a percentage of its shares of Common Stock to the third party. In the Share Purchase Agreement, CIPEF irrevocably agreed to waive the aforementioned rights in connection with the transactions contemplated by the Share Purchase Agreement and the Stock Option Agreements.

     In addition, the Existing Shareholders Agreement provides that Golden Telecom will appoint one individual designated by CIPEF to the Board of Directors of Golden Telecom and GTS will vote its shares in favor of such individual. During the period of time that GTS is required to vote for CIPEF's nominee, CIPEF will vote in favor of GTS' nominees.

     The Share Purchase Agreement contemplates that, if the Closing occurs, GTS, Golden Telecom and CIPEF will, at the time of the Closing, enter into an amendment to the Existing Shareholders Agreement that will, among other things (i) terminate the provisions related to tag-along rights, drag-along rights, and the nomination and removal of directors that are described in the preceding two paragraphs and (ii) amend certain provisions related to the registration rights held by CIPEF.

     The Existing Shareholders Agreement is included as Exhibit 99.2 to this statement and qualifies the disclosure set forth herein in its entirety. A form of the proposed amendment to the Existing Shareholders Agreement is included as Exhibit 99.6 to this statement and qualifies the disclosure set forth herein in its entirety.

     In addition to the proposed amendment to the Existing Shareholders Agreement, the conditions to the Closing include the execution and delivery of a new Shareholders Agreement among Golden Telecom, GTS and the Stock Option Parties (the "New Shareholders Agreement").

     The New Shareholder Agreement, when entered into, would provide for a tag-along right exercisable by CIPEF and Barings in the event that Alfa Telecom proposes to transfer shares to a third party who will own, directly or indirectly, not less than 9,791,999 shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIPEF or Barings of such right, the exercising party may sell to the third party its pro rata portion of the shares covered by the third party offer (not to exceed the number of shares purchased by such exercising party under the Share Purchase Agreement and issued or issuable upon the exercise of options under the Stock Option Agreement).

     In addition, the New Shareholder Agreement would provide for the nomination and removal of directors of Golden Telecom. Subject to certain conditions, Alfa Telecom generally would have the right to designate three directors (plus an additional fourth director if CIPEF and Barings agree to such designation). CIPEF and Barings would each have the right to designate one director. GTS would have the right to designate one director, who would be required to resign at the first to occur of (i) GTS's receipt of at least $150 million of proceeds from the sale of its Common Stock pursuant to the Share Purchase Agreement and upon the exercise of options under the Stock Option Agreements and (ii) such time as GTS owns fewer than 4% of the outstanding shares of Common Stock. Upon such resignation, Alfa Telecom, CIPEF and Barings would jointly designate a replacement director. In no event, however, would the total number of directors designated by Alfa exceed four. In addition, the New Shareholders Agreement contains a mechanism pursuant to which GTS would gain the ability to designate a majority of the directors in the event that Alfa defaults on the payment of amounts due under a promissory note issued as partial consideration for the shares purchased by Alfa under the Share Purchase Agreement. Upon Alfa's ceasing to own fewer than 15% of the issued and outstanding shares of Common Stock, the number of directors designated by Alfa would be reduced to two. Each of the shareholders would agree that so long as the voting agreement described above remains in effect, each of them would take all actions necessary to maintain the composition of the Board of Directors specified in the New Shareholders Agreement.

     The New Shareholders Agreement also contains provisions relating to
(i) the assignment by GTS to Alfa of registration rights held by GTS in respect of its shares of Common Stock, and (ii) the right of CIPEF and Barings to purchase their pro rata portion of any shares that are the subject of a Contingent Call Notice issued by Alfa under its Stock Option Agreement with GTS. A form of the proposed New Shareholders Agreement is included as Exhibit 99.7 to this statement and qualifies the disclosure set forth herein in its entirety.

     If the Closing does not occur, the amendment to the Existing
Shareholders Agreement will not be effected and the New Shareholders Agreement will not be executed and delivered. Similarly, the Standstill Agreement will terminate in the event the Share Purchase Agreement is terminated prior to the consummation of the purchase of shares contemplated thereby.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended and supplemented to add the following exhibits.

99.3. Share Purchase Agreement, dated April 2, 2001, among GTS and each of Alfa, CIPEF and Barings
99.4    Form of Stock Option Agreement between CIPEF and GTS
99.5 Standstill Agreement, dated as of March 31, 2001, among Golden Telecom, GTS and the Stock Option Parties
99.6    Form of Amendment to existing Shareholders and Registration Rights
        Agreement
99.7    Form of New Shareholders Agreement
99.8    Agreement among Reporting Parties in respect of Schedule 13D Filing

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2001

                           CAPITAL GROUP INTERNATIONAL, INC.


                           By:  /s/ Philip de Toledo (NHK)
                              -----------------------------------------
                                    Name:   Philip de Toledo
                                    Title:  Senior Vice President


                           CAPITAL INTERNATIONAL, inc.


                           By:  /s/ Christopher D. Chen (NHK)
                              -----------------------------------------
                                     Name:   Christopher D. Chen
                                     Title:  Vice President


                           CAPITAL INTERNATIONAL INVESTMENTS, LLc
                           By:   Capital international, inc.
                           Its:  Managing Member


                           By:/s/ Christopher D. Chen (NHK)
                              -----------------------------------------
                                     Name:   Christopher D. Chen
                                     Title:  Vice President


                           CAPITAL INTERNATIONAL GLOBAL EMERGING
                            MARKETS PRIVATE EQUITY FUND, L.P.
                           By:   Capital international Investments, LLC
                           Its:  General Partner

                           By:   Capital international, inc.
                           Its:  Managing Member


                           By:/s/ Christopher D. Chen (NHK)
                           -----------------------------------------
                                     Name:   Christopher D. Chen
                                     Title:  Vice President

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1           Subscription Agreement*

99.2           Shareholders and Registration Rights Agreement*

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., a Delaware corporations, Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership, Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey, and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg.**

99.4 Form of Stock Option Agreement between Capital International Global Emerging Markets Private Equity Fund, L.P. and Global TeleSystems, Inc.***

99.5           Standstill Agreement, dated as of March 31, 2001.***

99.6           Form of Amendment to Shareholders and Registration Rights
               Agreement***

99.7           Form of Shareholders Agreement***

99.8           Agreement among Reporting Parties in respect of Schedule 13D
               Filing***


* Incorporated by reference to the Schedule 13D of the Reporting Parties dated December 27, 1999 (EDGAR Accession No.
       0000895345-99-000575).

** Incorporated by reference to the Schedule 13D of Global TeleSystems, Inc., dated April 5, 2001(EDGAR Accession No. 0000950129-01-001961).

***    Filed herewith

                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                        CAPITAL INTERNATIONAL, INC.,
                   CAPITAL GROUP INTERNATIONAL, INC. AND
                   CAPITAL INTERNATIONAL INVESTMENTS, LLc

          The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of Capital International, Inc. ("Capital International"), Capital Group International, Inc. ("CGII") and Capital International Investments, LLC ("Capital Investments") is set forth below.

                            Present Principal Occupation or
   Name and Business                Employment                         Business Address              Citizenship
   ------------------               ----------                         ----------------              -----------

Capital International
---------------------
Walter P. Stern                Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                   New York, New York  10111-0121

David I. Fisher                Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                   15th Floor
                                                                   Los Angeles, CA  90025-3384

Shaw B. Wagener                Portfolio Manager                   333 South Hope Street                 U.S.A.
                                                                   Los Angeles, CA  90071-1447

Philip de Toledo               Principal Financial Officer         11100 Santa Monica Boulevard,         U.S.A.
                                                                   15th Floor
                                                                   Los Angeles, CA  90025-3384

Koenraad C. A. Foulon          Portfolio Manager                   25 Bedford Street                    Belgium
                                                                   London, England  WC2E 9HN

Hartmut Giesecke               Portfolio Manager                   1 Raffles Place                      Germany
                                                                   #24-00 OUB Centre
                                                                   Singapore  0104

Peter C. Kelly                 Attorney                            11100 Santa Monica Boulevard,         U.S.A.
                                                                   15th Floor
                                                                   Los Angeles, CA  90025-3384

Victor D. Kohn                 Portfolio Manager                   11100 Santa Monica Boulevard,         Chile
                                                                   15th Floor
                                                                   Los Angeles, CA  90025-3384

Lam Nguyen-Phuong              Private Equity Research Director    1 Raffles Place                       U.S.A.
                                                                   #24-00 OUB Centre
                                                                   Singapore  0104

Darcy B. Kopcho                Research Analyst                    333 South Hope Street                 U.S.A.
                                                                   Los Angeles, CA  90071-1447

CGII
----

David I. Fisher                Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                   15th Floor
                                                                   Los Angeles, CA  90025-3384

Richard C. Barker              Portfolio Manager                   One Market, Steuart Tower,            U.S.A.
                                                                   Suite 1800
                                                                   San Francisco, CA  94105-1409


Walter P. Stern                Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                   New York, New York  10111-0121


Nilly Sikorsky                 Portfolio Manager                   3 Place des Bergues                Switzerland
                                                                   1201 Geneva, Switzerland

Robert Ronus                   Portfolio Manager                   333 South Hope Street                 U.S.A.
                                                                   Los Angeles, CA  90071-1447

Shaw B. Wagener                Portfolio Manager                   333 South Hope Street                 U.S.A.
                                                                   Los Angeles, CA  90071-1447

Capital Investments
-------------------

Koenraad C. A. Foulon          Portfolio Manager                   25 Bedford Street                    Belgium
                                                                   London, England  WC2E 9HN